OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

OVERTURE SERVICES, INC

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38348T107

(Cusip Number)

Todd Tappin
Chief Financial Officer
Overture Services, Inc.
74 North Pasadena Avenue
3rd Floor
Pasadena, California 91103
(626) 685-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38348T107			Page 2 of 13

1.	Name of Reporting Person: Bill Gross		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 3,111,915 shares

		9.	Sole Dispositive Power: 3,111,915 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,111,915 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 38348T107			Page 3 of 13

1.	Name of Reporting Person: Idealab		I.R.S. Identification Nos. of above persons (entities only): 95-4569774

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 3,079,915 shares

		9.	Sole Dispositive Power: 3,079,915 shares

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,915 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): CO

3

CUSIP No. 38348T107			Page 4 of 13

1.	Name of Reporting Person: Idealab Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 95-4729649

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

4

Item 1. Security and Issuer.

     This Amendment No. 9 to the Statement on Schedule 13D (the “Amendment No. 9”) filed by Bill Gross, Idealab, a California corporation, formerly known as Bill Gross’ Idealab (“Idealab”), and Idealab Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Idealab (“Idealab Holdings,” and together with Bill Gross and Idealab, the “Reporting Persons”) amends and supplements the Statement on Schedule 13D (the “Initial Filing”) filed on January 3, 2000, as amended and supplemented pursuant to Amendment No. 1 filed by the Reporting Persons on January 20, 2000, Amendment No. 2 filed by the Reporting Persons on March 6, 2000, Amendment No. 3 filed by the Reporting Persons on May 9, 2001, Amendment No. 4 filed by the Reporting Persons on June 6, 2001, Amendment No. 5 filed by the Reporting Persons on July 2, 2001, Amendment No. 6 filed by the Reporting Persons on July 5, 2001, Amendment No. 7 filed by the Reporting Persons on November 5, 2001 and Amendment No. 8 filed by the Reporting Persons on November 28, 2001 (collectively with the Initial Filing, the “Schedule 13D”), relating to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Overture Services, Inc., a Delaware corporation, formerly known as GoTo.Com, Inc. (the “Company”). The principal executive offices of the Company are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.

     Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. The percentage ownership calculations included in this Amendment No. 9 are based upon 63,975,810 shares of Company Common Stock outstanding at July 9, 2003.

Item 2. Identity and Background.

     (a)  This statement is being filed jointly by Bill Gross, Idealab and Idealab Holdings.

     (b)  The address of the Reporting Persons’ principal office or residence is 130 West Union Street, Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of Idealab and Idealab Holdings are set forth on Schedule I hereto and incorporated by reference herein.

     (c)  The principal business of Idealab and Idealab Holdings is the creation and operation of new technology businesses.

     (d)  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  To the best knowledge of Idealab and Idealab Holdings, each of their executive officers and directors is a United States citizen. Bill Gross is a United States citizen.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On July 14, 2003, the Company and Yahoo! Inc. (“Yahoo!”) announced that they had entered into an Agreement and Plan of Merger, dated as of July 14, 2003 (the “Merger Agreement”), by and among the Company, Yahoo! and July 2003 Merger Corp. (“Merger Sub”), a Delaware corporation and a direct, wholly-owned subsidiary of Yahoo!. Pursuant to the Merger Agreement, among other things (i) Merger Sub will be merged with and into the Company (the “Merger”) with the Company being the surviving corporation in the Merger and (ii) each outstanding share of Common Stock (other than shares of Common Stock owned by Yahoo! and shares of Common Stock held by shareholders who properly exercise appraisal rights pursuant to the Delaware General Corporation Law) will be converted into the right to receive (a) 0.6108 shares of common stock, par value $0.001 per share of Yahoo! common stock and (b) $4.75 in cash.

     On July 14, 2003, each of Idealab and Bill Gross granted an Irrevocable Proxy (as defined and described in Item 6 below) to Jonathan K. Sobel and Susan L. Decker and entered into a Voting Agreement (as defined and described in Item 6 below) with Yahoo! and Merger Sub.

     A copy of the Company’s and Yahoo!’s joint press release announcing the Merger and related agreements and transactions was issued on July 14, 2003 and is included as an exhibit hereto. The Merger Agreement, the Irrevocable Proxy and the Voting Agreement are also included as exhibits hereto. The descriptions of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

     During the period between November 27, 2001 and April 19, 2002, Idealab Holdings and Idealab sold an aggregate of 1,615,000 shares of Common Stock of the Company in market transactions pursuant to a Rule 10b5-1 plan under the Securities Exchange Act of 1934. On January 18, 2002, Idealab Holdings transferred 4,079,915 shares of Common Stock to Idealab.

     Idealab currently anticipates that it will continue to sell in market transactions shares of Common Stock, subject to market conditions. Given the Reporting Persons’ current relationship with the Company, Idealab further anticipates that certain sales in market transactions would be made in accordance with a plan under Rule 10b5-1 under the Securities Exchange Act of 1934. In addition, in the future, the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions or through registered offerings, depending upon the Reporting Persons’ evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions, and Idealab’s business and strategic objectives.

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     (a)  As of the date hereof, Idealab is the direct record and beneficial owner of 3,079,915 shares of Common Stock, which constitutes approximately 4.8% of the 63,975,810 outstanding shares of Common Stock as of July 9, 2003 and Mr. Gross is the direct record and beneficial owner of 2,000 shares of Common Stock and has the right to exercise vested options to purchase 30,000 shares of

Common Stock. Mr. Gross may be deemed the beneficial owner of the shares owned by Idealab in his capacity as the Chairman of the Board of Directors and Chief Executive Officer of Idealab. Each of Mr. Gross and Idealab disclaims any beneficial interest in such shares to the extent it exceeds his or its pecuniary interest.

     (b)  The Reporting Persons have the sole power to dispose or to direct the disposition of the 3,111,915 shares of Common Stock that they own of record or may be deemed to beneficially own. Pursuant to the Irrevocable Proxies and the Voting Agreements, the power to vote or direct the vote of the 3,111,915 shares of Common Stock that the Reporting Persons own of record or may be deemed to beneficially own is shared with Jonathan K. Sobel and Susan L. Decker pursuant to the Irrevocable Proxies and the Voting Agreements.

     (c)  Except for the foregoing transactions and as otherwise described in Items 4 and 6, there have not been any transactions in the shares of Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director or managing member of any of the Reporting Persons during the past 60 days.

     (d)  Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record or beneficially owned by any of the Reporting Persons.

     (e)  On or about April 12, 2002, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Company’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     On July 14, 2003, each of Idealab and Bill Gross granted an irrevocable proxy (the “Irrevocable Proxy”) to Jonathan K. Sobel and Susan L. Decker and entered into a Voting Agreement (the “Voting Agreement”) with Yahoo! and Merger Sub. Pursuant to the Irrevocable Proxy, each of Idealab and Bill Gross empowered Jonathan K. Sobel and Susan L. Decker to exercise such party’s voting rights with respect to the shares of Common Stock owned by such party at any time prior to termination of the Voting Agreement at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger and (c) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. However, Jonathan K. Sobel and Susan L. Decker may not exercise the Irrevocable Proxy on any other matter except those noted in clauses (a), (b) and (c) above, and each of Idealab and Bill Gross may vote its shares of Common Stock at its discretion on all other matters. In addition, upon any transfer by Idealab or Bill Gross of shares of Common Stock in accordance with the Voting Agreement (as described in more detail below), the Irrevocable Proxy terminates and is revoked with respect to such transferred shares concurrently with such transfer without any notice or action by Idealab or Bill Gross, as applicable, or any other person.

     Pursuant to the Voting Agreement, each of Idealab and Bill Gross agreed that, so long as it has received written notice from Yahoo! within a reasonable period of time prior to any meeting of the holders of the Company’s Common Stock, however called, or in connection with any written consent of the holders of the Company’s Common Stock, that Yahoo! is unable to vote the shares of Common Stock subject to the Irrevocable Proxy, Idealab and Bill Gross will appear at the meeting or otherwise cause the shares subject to the Irrevocable Proxy which are eligible to vote and which are held of record or over which such party has sole voting power to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) such shares in the same manner as noted in clauses (a), (b) and (c) in the paragraph above. Each of Idealab and Bill Gross may vote its shares of Common Stock at its discretion at any such meeting or in connection with any written consent of the Company’s stockholders with respect to any matter other than those noted in clauses (a), (b) and (c) in the paragraph above.

     In addition, each of Idealab and Bill Gross also agreed under the Voting Agreement that, until the termination of the Voting Agreement, it would not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (“Transfer”) any or all of the shares of Common Stock subject to the Irrevocable Proxy, other than (a) pursuant to the terms of the Merger Agreement, (b) pursuant to any existing Rule 10b5-1 trading plan, (c) Transfers in the open market, (d) private block trades provided that under no circumstances would it transfer any shares of Common Stock (i) representing 2% or more of the Company’s outstanding Common Stock, or (ii) to persons or groups which beneficially own 5% or more of the Company’s outstanding Common Stock and/or (f) other Transfers (including distributions of shares to shareholders) in which each transferee shall have executed a counterpart to the Voting Agreement and a proxy in the form of the Irrevocable Proxy and agreed in writing to hold such shares subject to all of the terms of the Voting Agreement. Any transfer by Idealab or Bill Gross of shares of Common Stock in accordance with the Voting Agreement (i.e., any transfer falling within the exceptions noted in (a) – (f) above) is transferred free and clear of any voting restriction and of the Irrevocable Proxy.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2003	BILL GROSS

	By:	/s/ Bill Gross

Dated: July 16, 2003	IDEALAB

	By:	/s/ Bill Gross

Name: Bill Gross
Title: Chairman of the Board and Chief Executive Officer

Dated: July 16, 2003	IDEALAB HOLDINGS, L.L.C.

	By:	/s/ Bill Gross

Name: Bill Gross
Title: Managing Member

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
IDEALAB

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Idealab is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Idealab, 130 West Union Street, Pasadena, California 91103.

PRINCIPAL
OCCUPATION, IF
OTHER THAN AS
NAME AND BUSINESS		EXECUTIVE OFFICER
ADDRESS	POSITION WITH IDEALAB	OF IDEALAB

Bill Gross	Chairman of the Board and Chief Executive Officer
Marcia Goodstein	President and Chief Operating Officer
Howard Morgan	Director
Robert Kavner	Director	Chairman of the Board, Overture Services, Inc.
William Lohse	Director
Thomas Siekman	Director
Brad Ramberg	Chief Financial Officer

DIRECTORS AND EXECUTIVE OFFICERS OF
IDEALAB HOLDINGS, L.L.C.

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Idealab Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Idealab Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.

PRINCIPAL
OCCUPATION, IF
OTHER THAN AS
	POSITION WITH	EXECUTIVE OFFICER
NAME AND BUSINESS	IDEALAB HOLDINGS,	OF IDEALAB
ADDRESS	L.L.C.	HOLDINGS, L.L.C.

Idealab	Member
Bill Gross	Managing Member

EXHIBIT INDEX

Exhibit 1 (1)	Joint Filing Agreement, dated as of January 3, 2000.

Exhibit 2 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Kline Hawkes California SBIC.

Exhibit 3 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Howard L. Morgan.

Exhibit 4 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Oliver A. McBryan.

Exhibit 5 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Bob Kavner.

Exhibit 6 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and William S. Elkus.

Exhibit 7 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Bruce Hendricks.

Exhibit 8 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington Investments Strategies, L.P. and Multi-Strategies Fund L.P.

Exhibit 9 (1)	Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross’ Idealab and Jim Armstrong.

Exhibit 10 (2)	Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross’ Idealab and Idealab Capital Partners I-B, L.P.

Exhibit 11 (3)	Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross’ Idealab and GoTo.com, Inc.

Exhibit 12 (3)	Joint Filing Agreement, dated as of March 6, 2000.

Exhibit 13 (4)	Joint Filing Agreement, dated as of May 8, 2001.

(1)	Previously filed on Schedule 13D, dated December 23, 1999.

(2)	Previously filed on Amendment No. 1 to Schedule 13D, dated January 20, 2000.

(3)	Previously filed on Amendment No. 2 to Schedule 13D, dated March 6, 2000.

(4)	Previously filed on Amendment No. 3 to Schedule 13D, dated May 9, 2001.

Exhibit 14 (5)	Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross’ Idealab, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

Exhibit 15 (5)	Lock-up Agreement, dated as of June 4, 2001, by and among Bill Gross, GoTo.com, Inc. and Credit Suisse First Boston Corporation, Salomon Smith Barney and U.S. Bancorp Piper Jaffray, as representatives of the several underwriters.

Exhibit 16 (6)	Underwriting Agreement, dated June 28, 2001, by and among (i) Bill Gross’ Idealab, (ii) GoTo.com, Inc. and (iii) Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc, as Representatives of the several Underwriters.

Exhibit 17	Agreement and Plan of Merger, dated as of July 14, 2003, by and among Overture Services, Inc., Yahoo! Inc. and July 2003 Merger Corp. (incorporated by reference to Exhibit 2.1 of Overture Services, Inc.’s Current Report on Form 8-K filed July 16, 2003).

Exhibit 18	Voting Agreement, dated as of July 14, 2003, by and among Idealab, Yahoo! Inc. and July 2003 Merger Corp. (incorporated by reference to Exhibit 2.3 of Overture Services, Inc.’s Current Report on Form 8-K filed July 16, 2003).

Exhibit 19	Voting Agreement, dated as of July 14, 2003, by and among Bill Gross, Yahoo! Inc. and July 2003 Merger Corp. (incorporated by reference to Exhibit 2.4 of Overture Services, Inc.’s Current Report on Form 8-K filed July 16, 2003).

Exhibit 20	Joint press release of Yahoo! Inc. and Overture Services, Inc. (incorporated by reference to Yahoo! Inc.’s miscellaneous filing of such press release pursuant to Rule 425 under the Securities Act of 1933 on July 14, 2003).

(5)	Previously filed on Amendment No. 4 to Schedule 13D, dated June 6, 2001.

(6)	Previously filed on Amendment No. 5 to Schedule 13D, dated July 2, 2001.